================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                        AEGIS COMMUNICATIONS GROUP, INC.
                        --------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    00760B105
                             ----------------------
                                 (CUSIP Number)

                                Robert D. Denious
                                4000 Town Center
                                    Suite 530
                              Southfield, MI 48075
                               Tel: (248) 213-2200
       ------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 10, 1999
       ------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

================================================================================

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



--------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         QUESTOR PARTNERS FUND II, L.P.
--------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A                        (a)     / X /
                 GROUP*                                                            (b)     /   /
--------------------------------------------------------------------------------------------------------
3                SEC USE ONLY                                                              /   /
--------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*
                      00
--------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                 IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                /   /
--------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------------------------------
                 7
NUMBER OF              SOLE VOTING POWER
                            44,368,849
SHARES           ---------------------------------------------------------------------------------------
                 8
BENEFICIALLY           SHARED VOTING POWER
                            34,920,395
OWNED BY         ---------------------------------------------------------------------------------------
                 9
EACH                   SOLE DISPOSITIVE POWER
                            44,368,849
REPORTING        ---------------------------------------------------------------------------------------
                 10
PERSON WITH            SHARED DISPOSITIVE POWER
                            34,920,395
--------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY
                 OWNED BY EACH REPORTING PERSON
                            79,289,244
--------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                             /   /
                 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                 ROW (11)
                            70.8%
--------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                            PN
--------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



--------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
--------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A                        (a)     / X /
                 GROUP*                                                            (b)     /   /
--------------------------------------------------------------------------------------------------------
3                SEC USE ONLY                                                              /   /
--------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                 IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                /   /
--------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------------------------------
                 7
NUMBER OF              SOLE VOTING POWER
                            1,695,814
SHARES           ---------------------------------------------------------------------------------------
                 8
BENEFICIALLY           SHARED VOTING POWER
                            77,593,430
OWNED BY         ---------------------------------------------------------------------------------------
                 9
EACH                   SOLE DISPOSITIVE POWER
                            1,695,814
REPORTING        ---------------------------------------------------------------------------------------
                 10
PERSON WITH            SHARED DISPOSITIVE POWER
                            77,593,430
--------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                 EACH REPORTING PERSON
                            79,289,244
--------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                             /   /
                 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                 ROW (11)
                            70.8%
--------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                            PN
--------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



--------------------------------------------------------------------------------------------------------
1                NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                         QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.
--------------------------------------------------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A                        (a)     / X /
                 GROUP*                                                            (b)     /   /
--------------------------------------------------------------------------------------------------------
3                SEC USE ONLY                                                              /   /
--------------------------------------------------------------------------------------------------------
4                SOURCE OF FUNDS*
                       00
--------------------------------------------------------------------------------------------------------
5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                 IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                /   /
--------------------------------------------------------------------------------------------------------
6                CITIZENSHIP OR PLACE OF ORGANIZATION
                       DELAWARE
--------------------------------------------------------------------------------------------------------
                 7
NUMBER OF              SOLE VOTING POWER
                            685,337
SHARES           ---------------------------------------------------------------------------------------
                 8
BENEFICIALLY           SHARED VOTING POWER
                            78,603,907
OWNED BY         ---------------------------------------------------------------------------------------
                 9
EACH                   SOLE DISPOSITIVE POWER
                            685,337
REPORTING        ---------------------------------------------------------------------------------------
                 10
PERSON WITH            SHARED DISPOSITIVE POWER
                            78,603,907
--------------------------------------------------------------------------------------------------------
11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                 EACH REPORTING PERSON
                            79,289,244
--------------------------------------------------------------------------------------------------------
12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                             /   /
                 EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------------------------------
13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN
                 ROW (11)
                            70.8%
--------------------------------------------------------------------------------------------------------
14               TYPE OF REPORTING PERSON*
                            PN
--------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



ITEM 1.  SECURITY AND ISSUER

         This Statement on Schedule 13D (the "Statement") is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 2.    IDENTITY AND BACKGROUND

         This Statement is being filed by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and, together with Questor Partners II and Questor SBS II, the "Filing Persons").

         The Filing Persons were formed to seek substantial long-term capital appreciation by investing capital in, and applying their turnaround, bankruptcy and management expertise to, underperforming, troubled and distressed companies and, overall, to special situations. The Filing Persons seek to make investments that can lead to sole or shared control or substantial influence over businesses through ownership of equity, debt (including loans and trade claims) or other securities capable of providing equity-like returns. The Filing Persons intend to leverage the capital employed with the management, turnaround, financial restructuring, crisis management and unique special situation capabilities of the Filing Persons' managers and their affiliates.

         The general partner of Questor Partners II is Questor General Partner II, L.P., a Delaware limited partnership ("QGP II"), whose sole business is to act as the general partner of Questor Partners II. The general partner of QGP II, Questor SBS II and Questor 3(c)(1) is Questor Principals II, Inc., a Delaware corporation ("Questor Principals"), whose sole business is to act as the general partner of QGP II, Questor SBS II and Questor 3(c)(1). Questor Management Company, a Michigan corporation ("Questor Management", and together with the Filing Persons, QGP II and Questor Principals, the "Questor Entities") conducts the day-to-day management of the Filing Persons.

         The controlling shareholder of Questor Principals and Questor Management is Jay Alix. Mr. Alix, Henry L. Druker, Dan W. Lufkin, Michael D. Madden, Wallace L. Rueckel, Robert E. Shields and David M. Wathen are the directors of Questor Principals and Questor Management (the "Questor Directors"). Mr. Alix and Mr. Shields are the executive officers of Questor Principals and Questor Management.

         Mr. Alix is the President and Chief Executive Officer and a Principal of Questor Principals and Questor Management. In addition, Mr. Alix is the founder and a principal of Jay

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------


Alix & Associates, a nationally-recognized turnaround and crisis management firm based in Southfield, Michigan. Mr. Lufkin was a co-founder of Donaldson, Lufkin & Jenrette and is currently a private investor and a Principal of Questor Principals and Questor Management. Mr. Shields is the Chief Operating Officer and a Principal of Questor Principals and Questor Management. Mr. Druker, Mr. Madden, Mr. Rueckel and Mr. Wathen are Principals of Questor Principals and Questor Management. Each of the Questor Directors is a citizen of the United States. Each of the Questor Directors is also an officer of Questor Management Company (Delaware), which was organized to act as the manager of investment funds that are predecessors of the Filing Persons.

         The principal offices of the Filing Persons, QGP II and Questor Principals are located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The principal offices of Questor Management and the business address of Mr. Alix, Mr. Rueckel, Mr. Shields and Mr. Wathen are located at 4000 Town Center, Suite 530, Southfield, Michigan 48075. The business address of Mr. Druker and Mr. Madden is 575 Fifth Avenue, 21st Floor, New York, New York 10017. The business address of Mr. Lufkin is 711 Fifth Avenue, Suite 401, New York, NY 10022.

         During the last five years, none of the Questor Entities or the Questor Directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Filing Persons obtained the aggregate $46,750,000 used to acquire the 46,750 shares of Series F Senior Voting Convertible Preferred Stock (the "Series F Preferred") through capital contributions by their partners. By acquiring the Series F Preferred, which is convertible into Common Stock, the Filing Persons acquired a beneficial interest in the Common Stock that is the subject of this Statement.

ITEM 4.    PURPOSE OF THE TRANSACTION

         The Filing Persons acquired the Series F Preferred for the purpose of making an investment in the Company.

         The Filing Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company's business, financial condition, results of operations, prospects, general economic and industry conditions, the securities markets in general

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



and the markets for the Company's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Filing Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Filing Persons believe that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, they may acquire Common Stock, Series F Preferred Stock and/or other securities of the Company either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Filing Persons may decide to dispose of some or all of the Common Stock or Series F Preferred Stock or other securities currently owned by them or otherwise acquired by them either in the open market or in privately negotiated transactions.

         The Filing Persons entered into the Series F Senior Voting Convertible Preferred Stock Purchase and Registration Rights Agreement, dated as of August 25, 1999, as amended by a Letter Agreement, dated August 26, 1999, and by Amendment No. 2, dated as of October 22, 1999 (as so amended, the "Purchase Agreement"), by and among the Company, the Filing Persons, Thayer Equity Investors III, L.P., a Delaware limited partnership ("Thayer Equity"), TC Co-Investors, LLC, a Delaware limited liability company ("TC Co-Investors", and, together with Thayer Equity, "Thayer"), ITC Services Company ("ITC"), Edward Blank ("EB"), and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995, a trust organized under the laws of New Jersey ("Blank Trust", and, together with EB, "Blank"). At the closing under the Purchase Agreement, on December 10, 1999, the Company issued 46,750 shares of Series F Preferred to the Filing Persons pursuant to the Series F Preferred Stock Certificate of Designation (the "Series F Certificate").

         As a condition of the Purchase Agreement, the Filing Persons, Thayer, ITC, Blank and Codinvest Limited, a British Virgin Island corporation ("Codinvest") entered into a Stockholders and Voting Agreement, dated as of August 25, 1999 (the "Voting Agreement"). The Voting Agreement terminated on December 10, 1999. At the closing under the Purchase Agreement, the Filing Persons and Thayer entered into a Stockholders Agreement, dated as of December 10, 1999 (the "Stockholders Agreement"). In connection with the closing under the Purchase Agreement, the Board of Directors of the Company adopted Amended and Restated Bylaws (the "Amended and Restated Bylaws") of the Company, and the Company filed certain amendments to its Certificate of Incorporation and to the Series D and E Certificate of Designation.

         The Stockholders Agreement provides that the Filing Persons and Thayer are required to use their best efforts to vote all of their shares to elect and continue in office twelve directors, six of whom are nominated by the Filing Persons and six of whom are nominated by Thayer. The Stockholders Agreement and the Amended and Restated Bylaws of the Company provide that each committee of the Board will be constituted so that the number of designees of the Filing Persons and the number of designees of Thayer on any such committee is as nearly as possible in the same proportion as the number of designees of the Filing Persons and Thayer on the entire Board of Directors. The Stockholders Agreement and the Amended and Restated Bylaws of the Company also provide that certain major decisions require the affirmative vote of not less than three-fourths

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



of the directors of the Board of Directors. Such decisions include certain change of control transactions.

         At the Special Meeting of Stockholders of the Company held on December 10, 1999, the following six designees of the Filing Persons were elected to the Board of Directors of the Company: Mr. Druker, Mr. Madden, Peter D. Fitzsimmons, Robert D. Denious, Dean Anderson and Kevin J. Prokop. Mr. Fitzsimmons is a principal of Jay Alix & Associates. Mr. Denious is a Managing Director of Questor Management and Questor Principals. Mr. Anderson is a Vice President of Questor Management and Questor Principals. Mr. Prokop is an Associate of Questor Management.

         All descriptions of the Purchase Agreement, the Series F Certificate, the Amended and Restated Bylaws, the Voting Agreement and the Stockholders Agreement contained in this Statement are qualified in their entirety by reference to the Purchase Agreement (including the amendments thereto), the Series F Certificate, the Amended and Restated Bylaws, the Voting Agreement and the Stockholders Agreement, which are filed as Exhibits 1 through 7 hereto, respectively, and are incorporated herein by reference.

         Except as disclosed herein, none of the Questor Entities or the Questor Directors has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Statement.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) The Questor Entities and the Questor Directors may be deemed to own beneficially (i) 46,750,000 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, assuming a conversion price of $1.00 and subject to adjustment as provided in the Series F Certificate and (ii) 32,539,244 shares of Common Stock beneficially owned by Thayer as reported by the Company in the Proxy Statement, dated November 29, 1999 (the "Proxy Statement").

         Of the 46,750 shares of Series F Preferred beneficially owned by the Filing Persons, 44,368.849 (initially convertible into 44,368,849 shares of Common Stock) are held by Questor Partners II, 1,659.814 (initially convertible into 1,659,814 shares of Common Stock) are held by Questor SBS II, and 685.337 (initially convertible into 685,337 shares of Common Stock) are held by Questor 3(c)(1).

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



above). As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Proxy Statement, the Questor Entities and the Questor Directors may be deemed to own beneficially 70.8% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price of $1.506, subject to certain adjustments (the "Conversion Price"). The Conversion Price is to be adjusted to the extent the Company's 1999 adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") is less than or more than $17,000,000. Subject to certain limitations, Adjusted EBITDA means, for the year ending December 31, 1999, the sum derived from adding the Company's net income as set forth in its audited consolidated statement of operations for such period and, subject to certain limitations, the amounts deducted in determining such net income representing amortization, income taxes, interest expense, depreciation, goodwill write-offs, restructuring charges, certain transaction related expenses and certain other expenses as discussed in more detail in the Series F Certificate. For each $500,000 (and/or fraction thereof) that the Company's Adjusted EBITDA is greater than $17,000,000, the starting point for the Conversion Price will be increased by $0.031; conversely, for each $500,000 the Company's Adjusted EBITDA is less than $17,000,000, the starting point for the Conversion Price will be decreased by $0.031. There is a floor and ceiling of $1.00 and $1.661, respectively, on the starting point for the Conversion Price. The Company has indicated in its Proxy Statement that, based on the Company's financial performance to date and the financial data currently available to the Company, the Company believes that the starting point for the Conversion Price is most likely to be $1.00. Additionally, there is an automatic $0.005 reduction in the Conversion Price on each of the first eight anniversaries after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. The maximum number of shares of Common Stock initially issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock, assuming a conversion price of $1.00 and subject to adjustment as provided in the Series F Certificate, is 46,750,000.

         (b) Each Filing Person has the sole power to vote or direct the vote and to dispose or direct the disposition, or has the shared power to vote or direct the vote and to dispose or to direct the disposition, of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 1 to 3 above.

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



         (c) The Filing Persons acquired 46,750 shares of Series F Preferred on December 10, 1999 for $46,750,000, or $1,000 per share, pursuant to a private offering. Other than as reported herein, no transactions in the Common Stock have been effected by the Questor Entities or the Questor Directors during the past 60 days.

         (d) No person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Persons.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Stockholders Agreement provides that Thayer and the Filing Persons must satisfy a "right of first offer" to the other prior to a transfer of their shares to a third party. The Stockholders Agreement also provides that the Filing Persons and Thayer will provide each other with certain "tag-along" rights in the event of a sale or transfer of shares to a third party. The Stockholders Agreement provides that the Filing Persons and Thayer are required to use their best efforts to vote all of their shares to elect and continue in office twelve directors, six of whom are nominated by the Filing Persons and six of whom are nominated by Thayer as further described under Item 4 above.

ITEM  7.   MATERIAL TO BE FILED AS EXHIBITS

1. Series F Senior Voting Convertible Preferred Stock Purchase and Registration Rights Agreement, dated as of August 25, 1999, by and among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 (incorporated by reference to Appendix A to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

2. Letter Agreement, dated August 26, 1999, among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 (incorporated by reference to Appendix B to the Proxy Statement of

                                  SCHEDULE 13D

---------------------
CUSIP No. 00760B105
---------------------



      Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

3. Amendment No. 2, dated as of October 22, 1999, by and among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 (incorporated by reference to Appendix C to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

4. Series F Preferred Stock Certificate of Designation of Aegis Communications Group, Inc. (incorporated by reference to Exhibit 3.3 of the filing on Form 8-K of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on December 20, 1999).

5. Amended and Restated Bylaws of Aegis Communications Group, Inc. (incorporated by reference to Appendix E to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

6. Stockholders and Voting Agreement, dated as of August 25, 1999, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 and Codinvest Limited (incorporated by reference to Appendix H to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

7. Stockholders Agreement, dated as of December 10, 1999, among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P. and TC Co-Investors, LLC (incorporated by reference to Exhibit 3.9 of the filing on Form 8-K of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on December 20, 1999).

8.    Joint Filing Agreement.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 20, 1999

                                     QUESTOR PARTNERS FUND II, L.P.
                                     a Delaware limited partnership

                                     By: Questor General Partner II, L.P.
                                         its General Partner
                                     By: Questor Principals II, Inc.
                                         its General Partner

                                     By:  /s/ Robert D. Denious
                                        ---------------------------------



                                     QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                     a Delaware limited partnership

                                     By:  Questor Principals II, Inc.

                                     By:  /s/ Robert D. Denious
                                        ---------------------------------


                                     QUESTOR SIDE-BY-SIDE PARTNERS II
                                     3(C)(1), L.P.
                                     a Delaware limited partnership

                                     By: Questor Principals II, Inc.

                                     By:  /s/ Robert D. Denious
                                        ---------------------------------



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                                INDEX OF EXHIBITS

1. Series F Senior Voting Convertible Preferred Stock Purchase and Registration Rights Agreement, dated as of August 25, 1999, by and among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 (incorporated by reference to Appendix A to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

2. Letter Agreement, dated August 26, 1999, among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 (incorporated by reference to
      Appendix B to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

3. Amendment No. 2, dated as of October 22, 1999, by and among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, and trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 (incorporated by reference to Appendix C to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

4. Series F Preferred Stock Certificate of Designation of Aegis Communications Group, Inc. (incorporated by reference to Exhibit 3.3 of the filing on Form 8-K of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on December 20, 1999).

5. Amended and Restated Bylaws of Aegis Communications Group, Inc. (incorporated by reference to Appendix E to the Proxy Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

6. Stockholders and Voting Agreement, dated as of August 25, 1999, Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P., TC Co-Investors, LLC, ITC Services Company, Edward Blank, trusts created by Edward Blank as both grantor and trustee under Article Fourth of The Edward Blank 1995 Grantor Retained Annuity Trust, dated December 29, 1995 and


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      Codinvest Limited (incorporated by reference to Appendix H to the Proxy
      Statement of Aegis Communications Group, Inc., filed with the Securities and Exchange Commission on November 29, 1999).

7. Stockholders Agreement, dated as of December 10, 1999, among Aegis Communications Group, Inc., Questor Partners Fund II, L.P., Questor Side-by-Side Partners II, L.P., Questor Side-by-Side Partners II 3(c)(1), L.P., Thayer Equity Investors III, L.P. and TC Co-Investors, LLC (incorporated by reference to Exhibit 3.9 of the filing on Form 8-K of Aegis Communications Group, Inc., filed with the Securities and
      Exchange Commission on December 20, 1999).

8.    Joint Filing Agreement.



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